

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2013

Via E-mail
Mr. W. Pierce Carson
President
Santa Fe Gold Corporation
6100 Uptown Blvd. NE, Suite 600
Albuquerque, NM 87110

  Re: **Santa Fe Gold Corporation**
     Amendment No. 3 to Form 10-K for Fiscal Year Ended June 30, 2012
     Filed July 2, 2013
     File No. 001-12974

Dear Mr. Carson:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please amend your Form 10-K again to provide all of the disclosure required by Item 9A of Form 10-K. In this regard, you do not appear to have furnished the information required by Item 307 of Regulation S-K.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Shaz Niazi at (202) 551-3121 or me at (202) 551-3795 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director